June 8, 2012

Via EDGAR

Ms. Tia L. Jenkins

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Gold Resource Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Fiscal Quarter Ended March 31, 2012
Filed May 10, 2012
File No. 001-34857

Dear Ms. Jenkins:

Please let this letter serve as a request that the staff grant additional time to respond to the comment letter dated May 30, 2012 delivered to Gold Resource Corporation (the “Company”). The Company needs additional time due to certain key personnel travelling on business outside the country and unavailable to assist in preparing the response. As a result, the Company proposes to submit a response to the Commission no later than June 25, 2012.

We greatly appreciate your cooperation. Please feel free to contact me directly at (303) 513-1930 if you have any concerns or questions.

Sincerely,

GOLD RESOURCE CORPORATION

/s/ Bradley J. Blacketor

Bradley J. Blacketor

Chief Financial Officer

Cc:	David Babiarz, Esq.
Wesley Stark

2886 CARRIAGE MANOR POINT — COLORADO SPRINGS, CO 80906 — OFFICE: (303) 320-7708 — FAX: (303) 320-7835